Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Retirement of Carl Jonsson as a Non-Executive Director and Company Secretary

August 21, 2013: Caledonia Mining Corporation (“Caledonia”) announces the retirement of Mr Carl Jonsson as Caledonia non-executive director and Company Secretary with immediate effect.

Mr Jonsson has been a director of Caledonia since February 1992 and prior to that date he was a director of one of Caledonia’s predecessor companies, Golden North Resources Inc. for many years.  Mr Jonsson was appointed Caledonia’s Company Secretary in January 2006 and as Chairman on December 10, 2010. Mr Jonsson stepped down as Chairman in May 2013.

Mr Jonsson served on the compensation, remuneration, corporate governance and nominating committees; his responsibilities on those committees will be taken up by other non-executive directors.  Mr Jonsson’s role as Company Secretary has been taken up by DSA Corporate Services Inc. in Toronto, Canada.

Commenting on the retirement of Carl Jonsson, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:  “I would like to thank Carl for his steadfast and longstanding service as a director and Company Secretary. His ability to provide well-considered counsel to the Board and management have been invaluable.  We wish him health and happiness in his well-earned retirement.”

Further information regarding Caledonia’s operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 juliet@chfir.com